SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                               Optimal Group Inc.
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                                (Name of Issuer)

                          Class A Shares, no par value
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                         (Title of Class of Securities)

                                    68388R208
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                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 19, 2006
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                          (Date of Event which Requires
                            Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)
--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------                             ---------------------
CUSIP NO.      68388R208              SCHEDULE 13D         PAGE 2 OF 8 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CLINTON GROUP, INC.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    1,502,562
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,502,562
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,502,562
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.3%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA; CO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      68388R208              SCHEDULE 13D         PAGE 3 OF 8 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CLINTON MULTISTRATEGY MASTER FUND, LTD.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            CAYMAN ISLANDS
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    1,502,562
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,502,562
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,502,562
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.3%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.       68388R208             SCHEDULE 13D         PAGE 4 OF 8 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            GEORGE HALL
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    1,502,562
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,502,562
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,502,562
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.3%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.       68388R208             SCHEDULE 13D         PAGE 5 OF 8 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CONRAD BRINGSJORD
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    1,502,562
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,502,562
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,502,562
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.3%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      68388R208              SCHEDULE 13D         PAGE 6 OF 8 PAGES
------------------------------                             ---------------------

     The Schedule 13D filed on July 20, 2006 by Clinton Group, Inc., a Delaware corporation ("CGI"), Clinton Multistrategy Master Fund, Ltd., a Cayman Islands company ("CMSF"), Clinton Event Driven Master Fund, Ltd., a Cayman Islands company ("CED"), George Hall and Conrad Bringsjord, relating to the class A shares, without par value (the "Shares"), of Optimal Group Inc. (the "Issuer"), as previously amended by Amendment No. 1 on August 14, 2006, is hereby amended as set forth herein by this Amendment No. 2. CGI, CMSF and Messrs. Hall and Bringsjord are collectively referred to herein as the "Reporting Persons." CED no longer beneficially owns any Shares and, accordingly, is no longer considered a reporting person on this Schedule 13D.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated as follows:

     Funds for the purchase of the Shares reported herein were derived from available capital of CMSF. A total of approximately $23,980,890 was paid to acquire such Shares.

ITEM 4.           PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

     On October 19, 2006, CGI sent a letter to the Issuer urging the Issuer's board of directors to take steps to return the Company's significant cash position to shareholders in the form of a special dividend or Dutch tender offer and immediately embark on a sale of the Issuer. The letter also stated that, in conjunction with a sale process of the Issuer and to the extent strategic buyers do not demonstrate interest in the Issuer's subsidiary, FireOne Group plc, the Reporting Persons would consider investigating a buyout of such subsidiary, and are prepared to immediately commence the requisite due diligence to that end. A copy of the letter is attached hereto as Exhibit C and is incorporated herein by reference.

     As previously disclosed, depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced herein, actions taken by the board of directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of their Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of
Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

     (a) As of 5:30 p.m. on October 19, 2006, the Reporting Persons beneficially owned an aggregate of 1,502,562 Shares, constituting approximately 6.3% of the Shares outstanding.

     The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 23,685,698 Shares outstanding, which is the total number of Shares outstanding as of August 8, 2006 as reported in the Issuer's quarterly report on Form 10-Q for the period ended June 30, 2006.

     (b) By virtue of an investment management agreement with CMSF, CGI has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 1,502,562 Shares held by CMSF. By virtue of his direct and indirect control of CGI, George Hall is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which CGI has voting power or dispositive power. By virtue of his position as managing director and senior portfolio manager of CGI, Conrad Bringsjord is also deemed to have shared voting power and shared dispositive power with respect to all Shares as to which CGI has voting power or dispositive power. Accordingly, CGI, Mr. Hall and Mr. Bringsjord are deemed to have shared voting and shared dispositive power with respect to an aggregate of 1,502,562 Shares.

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CUSIP NO.      68388R208              SCHEDULE 13D         PAGE 7 OF 8 PAGES
------------------------------                             ---------------------

     (c) The following transactions in the Shares were effected by the Reporting Persons during the past 60 days. Except as otherwise indicated, all of such transactions were effected in the open market.

        Clinton Event Driven Master Fund, Ltd.

        Trade Date       Shares Purchased (Sold)       Price Per Share
        ----------       -----------------------       ---------------
        07-SEP-2006              (6,900)                    $12.52
        25-SEP-2006              (3,051)                    $12.93
        26-SEP-2006             (19,702)                    $12.98
        17-OCT-2006             (42,018)*                    $9.06


        Clinton Multistrategy Master Fund, Ltd.

        Trade Date       Shares Purchased (Sold)       Price Per Share
        ----------       -----------------------       ---------------
        21-AUG-2006              16,800                     $14.01
        22-AUG-2006               7,900                     $13.72
        23-AUG-2006              11,000                     $13.16
        24-AUG-2006               3,000                     $13.14
        25-AUG-2006              10,000                     $13.31
        25-AUG-2006               7,000                     $13.32
        28-AUG-2006               5,800                     $13.22
        28-AUG-2006               8,000                     $13.23
        29-AUG-2006              17,200                     $13.29
        30-AUG-2006              10,000                     $13.38
        31-AUG-2006              11,133                     $13.40
        01-SEP-2006              15,400                     $13.15
        05-SEP-2006               4,000                     $13.37
        06-SEP-2006              23,300                     $13.06
        07-SEP-2006               4,000                     $12.60
        11-SEP-2006               6,000                     $12.00
        20-SEP-2006              17,000                     $12.95
        27-SEP-2006             (11,174)                    $14.06
        28-SEP-2006              (7,035)                    $14.02
        29-SEP-2006              10,000                     $11.85
        29-SEP-2006            (178,480)                    $12.68
        29-SEP-2006             (36,761)                    $12.91
        29-SEP-2006             (10,000)                    $11.83
        02-OCT-2006              33,520                      $7.89
        02-OCT-2006             (81,520)                     $8.31
        02-OCT-2006             (10,000)                     $8.32
        02-OCT-2006             (10,000)                     $8.18
        17-OCT-2006              42,018*                     $9.06
        17-OCT-2006              (9,100)                     $9.18
        19-OCT-2006             (28,200)                     $9.17

        *Internal portfolio redistribution from CED to CMSF.


Item 7.           MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended by the addition of the following:

4. Exhibit D - Letter to the Issuer, dated October 19, 2006

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CUSIP NO.      68388R208             SCHEDULE 13D           PAGE 8 OF 8 PAGES
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                                   SIGNATURES

     After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 19, 2006


                                CLINTON GROUP, INC.

                                By: /s/ Francis Ruchalski
                                    ---------------------------
                                    Name:  Francis Ruchalski
                                    Title: Comptroller


                                CLINTON MULTISTRATEGY MASTER FUND, LTD.

                                By: Clinton Group, Inc. its investment manager

                                By: /s/ Francis Ruchalski
                                    ---------------------------
                                    Name:  Francis Ruchalski
                                    Title: Comptroller


                                /s/ George Hall
                                ------------------------------
                                George Hall


                                /s/ Conrad Bringsjord
                                ------------------------------
                                Conrad Bringsjord